DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2309
www.dlapiper.com

Laura K. Sirianni
laura.sirianni@dlapiper.com
T 919.786.2025
F 919.786.2200

July 21, 2010

VIA COURIER AND EDGAR

Sonia Barros, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Behringer Harvard Opportunity REIT II, Inc.
Post-Effective Amendment No. 11 to Form S-11
Commission File No. 333-140887

Dear Ms. Barros:

On behalf of Behringer Harvard Opportunity REIT II, Inc. (the “Company”) we acknowledge receipt of the Staff’s oral comment regarding the above-referenced filing.   We respectfully request permission to include the additional disclosure requested by the Commission in the Company’s final 424(b)(3) prospectus filing to be filed upon effectiveness of the Company’s post-effective amendment.  If the Staff is amenable to such course, we request that the Commission declare the above-referenced filing effective at the earliest time practicable.

On behalf of the Company, we respond to the comment of the Staff as set forth below.

1.  Please disclose capitalization rates for the Company’s recent acquisitions, Palms of Monterrey and Holstenplatz.

Response:  The Company will revise the disclosure under “Real Estate and Real Estate-Related Investment Portfolio—Investment Activity After March 31, 2010” relating to the Palms of Monterrey and the Holstenplatz acquisitions to include initial capitalization rates for the acquisitions.  The following disclosure will be included in the Company’s final 424(b)(3) prospectus for supplement no. 4 to the prospectus dated April 29, 2010 to be filed upon effectiveness of the Company’s post effective amendment:

Palms of Monterrey.  At the time of our acquisition of Palms of Monterrey, the capitalization rate for the property was 7.9%.  Capitalization rate is one method used to estimate the value of income producing properties.  Capitalization rates may be calculated in different ways.  We calculated the capitalization rate for Palms of Monterrey by dividing the projected net operating income from the property in the first twelve months following the date of our acquisition of the property by the contract purchase price of the Palms of Monterrey Note, which we consider to be the contract purchase price of the property because Palms of Monterrey was acquired through foreclosure proceedings relating to the borrower’s default on the Palms of Monterrey Note as described above.

Holstenplatz.  At acquisition, the capitalization rate for Holstenplatz was 6.7%.  Capitalization rate is one method used to estimate the value of income producing properties.  Capitalization rates may be calculated in different ways.  We calculated the capitalization rate for Holstenplatz by dividing the projected net operating income from the property in the first twelve months following the date of acquisition by its contract purchase price.

The Company acknowledges that:

•                                should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this filing or require any further information, please call me at (919) 786-2025

Very truly yours,

/s/ Laura K. Sirianni

Laura K. Sirianni